Confidential Treatment Requested by United Technologies Corporation
United Technologies Corporation 1

United Technologies Corporation
United Technologies Building
Mail Stop: 526
Hartford, CT 06101
(860) 728-6246
Gregory J. Hayes
CFO and Sr. VP Finance
June 28, 2013

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2012
Filed on February 7, 2013
Dear Mr. Shenk:

Reference is made to your letter dated June 12, 2013 providing further comments from the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) following your original comment letter dated May 3, 2013 and our subsequent response dated May 17, 2013. We respectfully submit the following additional information in consideration of the Staff's comment as set forth below.

We acknowledge that United Technologies Corporation (UTC or we) is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to future filings, and UTC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reasons of business confidentiality, in a separate letter dated June 28, 2013, the Company requested that certain information in UTC's response not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC's EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

Form 10-K for Fiscal Year Ended December 31, 2012
Exhibit 13
Notes to Consolidated Financial Statements
Note 2: Business Acquisitions, Dispositions, Goodwill and Intangible Assets
Preliminary Allocation of Consideration Transferred to Net Assets Acquired, page 42

Confidential Treatment Requested by United Technologies Corporation
United Technologies Corporation 2

1.
Refer to your response to our prior comment 3. You state that two of the five programs identified as having net negative cash flows over the entire forecasted development and original manufacturing period became intercompany contracts in connection with the acquisition. You state that these two contracts were excluded from the acquired asset and assumed liability analysis as any intercompany relationships generally do not meet the definition of a contractual, legal or separable asset or liability. Please explain to us your consideration of ASC 805-10-25-20 and 21a and 805-10-55-20 through 23 in regard to settlement of preexisting relationships as it concerns these two programs. In your explanation, tell us the nature of these two programs, the undiscounted amount of estimated revenues and costs associated with each program and your accounting treatment for each program.

Goodrich Corporation (Goodrich) was one of the largest worldwide suppliers of aerospace components, systems and services to the commercial and general aviation airplane markets prior to its acquisition by UTC. Within its Aerostructures strategic business unit, Goodrich develops and manufactures nacelles under several long term contractual arrangements in the pre-production phase, including the Airbus A350 XWB and the Pratt and Whitney PurePowerTM PW 1000G engine contracts, and is in the early production phase for the Boeing 787. In connection with our evaluation of the acquisition date fair value of assets acquired and liabilities assumed, we developed cash flow projections for all significant programs and assessed assets and liabilities associated with contracts by program, at the system level, including those at the Aerostructures unit in accordance with the business combination provisions of ASC 805.

As UTC (through its Pratt & Whitney division) had previously contracted with Goodrich as a supplier, we also considered the provisions of ASC 805-10-25-20 and 21a regarding pre-existing relationships. Such guidance identifies a business combination between two parties with pre-existing relationships as a multiple-element transaction with one element being the business combination and the other being a pre-existing relationship(s). In assessing this guidance, we identified that Goodrich and Pratt and Whitney had entered into contracts for the PW1500G Bombardier CSeries (CSeries) and PW1200G Mitsubishi Regional Jet (MRJ) programs to produce the nacelle for these PW1000G engine derivatives. Under ASC 805-10-25-21, these pre-existing relationships are effectively “settled” as they become intercompany relationships upon acquisition of one party to the contract by the other party. This guidance provides that the settlement of such pre-existing relationships through a business combination should be reflected as a gain or a loss by the acquirer if the contract includes terms that are favorable or unfavorable when compared with pricing for current market transactions for similar goods and services from the acquirer's perspective as of the acquisition date. A gain would be recognized at acquisition in those circumstances where the acquired contracts are priced below market, while a loss would be recorded at acquisition for those contracts that are priced above market conditions. Gains or losses would be limited to the lower of the calculated gain/loss or the amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable.

In assessing whether the CSeries or MRJ development and OEM contracts were at market, favorable or unfavorable from UTC's perspective, we assessed the following matters:

•
Timing - Goodrich was a supplier to UTC prior to its acquisition and the contracts for the development and OEM phase of the relevant programs had been negotiated and established before any acquisition discussions between UTC and Goodrich began. The CSeries and MRJ contracts were competitively awarded, negotiated and signed in 2010 in an arms' length transaction thereby effectively establishing fair value at the time under the provisions of ASC 820. Further, in reviewing these contracts with Goodrich management during the acquisition due diligence and subsequent purchase accounting phase, it was validated that the contracts were priced competitively and in line with their other development and OEM contracts. As the CSeries and MRJ programs are currently in the development stage, no production deliveries have yet occurred. The costs incurred thus far consist of non-recurring engineering and pre-production related expenses. From 2010 through the acquisition date, there were no significant changes in market dynamics that would have caused a significant change in pricing on development program deliverables or otherwise suggest favorable/unfavorable pricing relative to current market conditions. In addition, the commercial viability of these long-term programs has not materially changed.

•
Acquisition negotiations - As part of the negotiations between the parties of the acquisition of Goodrich, there was no implicit or explicit adjustment of the purchase price due to the parties relationship in connection with these contracts. UTC also does not have any recognized assets or liabilities related to these programs as it expenses pre-production costs performed by its suppliers as incurred.

•	Cash flow assessment - Similar to those programs for which assets or contractual obligations were recorded by

Confidential Treatment Requested by United Technologies Corporation
United Technologies Corporation 3

system, we isolated the cash flows associated with the CSeries and MRJ system arrangements. The undiscounted estimated revenues and costs over the entire OEM and development period were estimated to be approximately [***] and [***] respectively. The estimated cash flows were compiled by legacy Goodrich personnel and were reviewed by UTC operational and finance personnel during the purchase accounting phase to assess the propriety of the estimates, the status of the programs, the expected profitability and whether we believed the contracts properly reflected current market pricing. As the total costs associated with these contracts result in an overall loss for Goodrich, they would have been recognized as a contractual obligation (with the appropriate contract manufacturing profit margin as discussed in our previous response letter) if not for the fact that they are intercompany relationships. The presence of losses in the development and OEM phases of aerospace contracts, however, do not necessarily indicate favorable or unfavorable pricing relative to the market.

Within the aerospace industry, it is common for long-term developmental programs to generate net cash out-flows early in the program life during the development and OEM phase [***]. UTC experiences these types of upfront losses on many of its OEM contracts on similar programs at its Hamilton Sundstrand subsidiary [***].

As the expected net loss on the two referenced contracts was within a reasonable range of loss for Goodrich, compared to market expectations as of the acquisition date, and as Goodrich, if not acquired by UTC, would have realized the benefits of [***] these programs when they reached commercial success, we believe the pre-existing contractual OEM and development portions of these programs were at market. For the sake of clarity, the contractual OEM and development contracts were assessed for favorable/unfavorable pricing independent of the non-contractual aftermarket aspects.

Based on the foregoing understandings and analyses, we determined that the terms of both the CSeries and MRJ contracts were consistent with market terms as of the signing of the supplier agreements in March 2010, and remained consistent with market terms through the acquisition date. Therefore, no gain or loss was recognized upon the settlement of the contractual pre-existing relationship between UTC and Goodrich as there was no favorability or unfavorability to current market terms within the contracts. As discussed in footnote 2 to our consolidated financial statements we did, however, identify a non-contractual pre-existing relationship between Goodrich and Pratt & Whitney which we did measure and record outside of the purchase price allocation in accordance with the non-contractual pre-existing relationship standards.

In our future filings we will enhance our pre-existing relationship disclosures to include a discussion regarding the effective settlements of the contractual relationships for the CSeries and MRJ programs and disclose that we determined that the terms of these contracts were consistent with similar current market transactions, and, as such, no gain or loss was recorded in connection with the settlement of these pre-existing relationships.
We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.6246.
Sincerely,
/S/ GREGORY J. HAYES
Gregory J. Hayes
Senior Vice President and Chief Financial Officer

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